

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 16, 2015

Via E-mail
Mr. David T. Merrill
Chief Financial Officer
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Re: Unit Corporation
Form 10-K for the Fiscal Year ended December 31, 2014
Filed February 24, 2015
File No. 1-09260

Dear Mr. Merrill:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources